FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - March 2025 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander increases profit by 19% to €3,402 million and earnings per share by 26% in Q1, reaffirms 2025 targets Return on tangible equity (RoTE) increased to 15.8% post-AT1 from 14.1% TNAV plus dividend per share, up 14.5%1 Madrid, 30 April 2025 - PRESS RELEASE • Revenue rose 1% to €15.5 billion buoyed by record net fee income, as Santander added nine million customers, bringing the total to 175 million. • Operating expenses decreased by 1%, reflecting the bank’s transformation towards a simpler, more digital and integrated model. As a result, the efficiency ratio improved by 0.8 percentage points to 41.8%. • Credit quality remained strong, with cost of risk at 1.14% (-6 basis points), reflecting the strength of the group’s diversified balance sheet, while the non-performing loan (NPL) ratio fell below 3% (2.99%) for the first time in over 15 years. • CET1 capital ratio reached 12.9%, up 0.1 percentage points versus last December thanks to strong organic generation. • In May, the bank will pay a final cash dividend of 11 euro cents per share against 2024 earnings, resulting in a total cash dividend per share charged against 2024 of 21 euro cents, an increase of 19%. • Santander is on track to meet its 2025 targets: c.€62 billion revenue; mid-high single digit growth net fee income in constant euros; lower costs; cost of risk of c.1.15%; RoTE of c.16.5% post-AT1; and CET1 of 13%. Ana Botín, Banco Santander executive chair, said: “We’ve had a strong start to 2025, growing the number of customers we serve, increasing RoTE to 15.8% and generating a 26% uplift in earnings per share. Our global businesses are all performing well, underlining the impact of our transformation and ability to further improve operating efficiency. Our track record shows that in a challenging market we outperform peers, with the group’s diversification acting as a stabilizer. As such, we remain on track to meet our 2025 targets, including double-digit growth in TNAV plus dividend per share and a RoTE of around 16.5% post-AT1. We remain committed to continuing to increase returns to shareholders, including up to €10 billion in buybacks from 2025 and 2026 earnings and anticipated excess capital2. Looking forward, our focus is on helping customers navigate an uncertain external environment. All of our markets remain resilient and we are monitoring the situation closely, ensuring we continue to support the people, businesses and communities we serve.” 1 Variations are year-on-year unless otherwise stated. 2 This share buyback target includes i) buybacks that are part of the existing shareholder remuneration policy, and ii) additional buybacks following the publication of annual results to distribute year-end excess CET1 capital. The execution of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to corporate and regulatory approvals. Note: Reconciliation of underlying results to statutory results, available in the ‘Alternative Performance Measures’ section of the financial report at CNMV and at santander.com.

Santander

Underlying income statement*

EUR million

	Q1'25	Q1'25 vs Q1'24	Q1'25 vs Q1'24 (ex FX, i.e. constant euros)
Total income	15,537	+1%	+5%
Operating expenses	-6,489	-1%	+2%
Net operating income	9,048	+2%	+7%
Net loan-loss provisions	-3,161	+1%	+7%
Profit before tax	5,187	+13%	+18%
Attributable profit	**3,402**	**+19%**	**+24%**
Attributable profit like-for-like Spanish banking tax		+10%	+13%

(*) All references to variations in constant euros include Argentina in current euros. Summary of statutory figures at the end of this press release.

Underlying business performance

All variations are year-on-year unless otherwise stated.

Q1'25 revenue	Q1'25 att. profit
€15.5bn +1%	€3.4bn +19%
Efficiency	**RoTE post-AT1**
41.8% -0.8pp	15.8% +1.7pp
CoR	**CET1**
1.14% -6bps	12.9% +60bps
TNAVps + Cash DPS	+14.5% YoY

Santander achieved a record **attributable profit** of €3,402 million in the first quarter of 2025, a 19% increase versus the same period last year thanks to record net fee income (+4%) and lower costs. In addition, the bank added nine million new customers with the total number of customers the group serves reaching 175 million customers.

That 19% growth is favoured by the temporary levy on revenue earned in Spain (€335 million) which was fully recorded in the first quarter of 2024. This figure contrasts with €87 million recorded in the first quarter of 2025, representing the quarterly accrual of the tax on revenue expected in Spain for the year. Had the bank accrued the 2024 temporary levy by distributing the charge evenly across the four quarters, consistent with the 2025 tax treatment, the profit for the first quarter would have increased by 10%.

The group continued to increase profitability and shareholder value creation, with a return on tangible equity (**RoTE**) of 15.8% post-AT1; earnings per share (**EPS**) of €0.21, up 26%, and tangible net asset value (**TNAV**) per share of €5.46 at the end of the first quarter of 2025. Including the interim cash dividend from 2024 results paid last November, total value creation (TNAV plus cash dividend per share) increased 14.5%.

In the first quarter of 2025, customer funds (deposits and mutual funds) grew 5% in constant euros, with **deposits** up by 3% in constant euros, driven by the growth in the Retail and Consumer businesses and the number of customers served. **Loans** rose 1% in constant euros to €1.02 trillion, as growth in lending within Consumer, CIB, Wealth and Payments offset a slight fall in Retail due to early amortizations and the bank's focus on profitable growth and capital optimization.

Total income increased 1% (+5% in constant euros) to €15,537 million, as the group achieved record net fee income, backed by higher activity and customer growth. **Net interest income** was flat (+4% in constant euros) excluding Argentina.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Net fee income was up 4% to €3,369 million. In constant euros, it grew 9%, due to the good performance in most businesses. 95% of total revenue is customer related (net interest income and net fee income), reflecting the quality and recurrence of the bank's results.

The **efficiency ratio** improved by 0.8 percentage points to 41.8%, reflecting the effect of the group's ONE Transformation programme. The replacement of legacy technology with shared global technology platforms, such as Santander's cloud-based core banking platform Gravity, has helped the bank achieve cumulative savings of nearly €500 million since December 2022. These investments and initiatives have helped the bank reduce costs (-1%), with efficiency gains in most businesses.

Loan-loss provisions were stable (+1%) thanks to **solid credit quality** reflecting the strength of the group's diversified balance sheet. Cost of risk decreased to 1.14%, with good performances in most businesses, while the **non-performing loan** (NPL) ratio improved 0.1 percentage points to 2.99%, falling below 3% for the first time in over 15 years.

The bank's **CET1 capital ratio** increased to 12.9%, up 0.6 percentage points in the year and 0.1 percentage points in the quarter[3], at the top end of the bank's target operating range of 12-13%. This was driven by strong organic capital generation and positive impacts in markets and others, which more than offset the expected shareholder remuneration[4] and other charges.

On 2 May, the bank will pay a final cash dividend of 11 euro cents per share against 2024 earnings, resulting in a total cash dividend per share charged against 2024 of 21 euro cents, an increase of 19%. This is complemented by two share buyback programmes from 2024 earnings, amounting to approximately €3.1 billion in total; upon completion, the bank will have bought back 14% of its outstanding shares since November 2021. As a result, total shareholder remuneration against 2024 results will be approximately €6.3 billion.

	2025 targets	Q1'25
Revenue	c.€62bn	€15.5bn +1%YoY in euros ✓
Fees	Mid-high single digit growth	+9% in constant euros, YoY ✓
Cost base	Down vs. 2024 in euros	-1% in euros, YoY ✓
CoR	c.1.15%	1.14% ✓
CET1[1]	13% operating range: 12-13%	12.9% ✓
RoTE post-AT1	c.16.5%	15.8% +1.7pp YoY ✓
TNAVps + Cash DPS	Double-digit growth through-the-cycle	+14.5% ✓

Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. TNAVps + Cash DPS includes the €10.00 cent cash dividend per share paid in November 2024, executed as part of the shareholder remuneration policy.
(1) CET1 ratio phased-in CRR.

Outlook

Santander is **on track to meet all its 2025 targets** including revenue of c.€62 billion; mid-high single digit net fee income growth in constant euros; cost base down in euros; cost of risk of c.1.15%; CET1 of 13% (operating range of 12-13%); and RoTE of c.16.5% post-AT1.

The bank expects growth in profitability in 2025, with stable revenue and falling costs, thanks to:

- **Diversification**: Santander's market and business diversification enables it to deliver sustainable, profitable growth.
- **Transformation**: The deployment of shared technology platforms is delivering consistent improvements in operating leverage (better revenue performance compared to costs) with costs expected to fall in 2025.

[3] Dec-24 ratio on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and the CRR2. Mar-25 ratio on phased-in basis, calculated in accordance with the transitory treatment of the CRR.

[4] Our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to future corporate and regulatory decisions and approvals.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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- **Network businesses**: Santander will further leverage its network effect, which helps the bank do more with less, utilizing its products and global businesses, such as CIB and the commercial banks.

Global businesses (Q1 2025 vs Q1 2024)

To better reflect the performance of each business, the year-on-year changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

The group's business and geographic diversification continues to support consistent, profitable growth.

Q1'25	Revenue (€ bn)	Contribution to Group revenue	Efficiency	Profit (€ bn)	Profitability Q1'25	Profitability 2025 targets
					RoTE post-AT1	
RETAIL	7.9 +2%	50%	39.4% -1.3pp	1.9 +28%	17.6% +2.3pp	c.17%
CONSUMER	3.2 +2%	21%	41.9% +0.8pp	0.5 +6%	9.7% -0.6pp	c.12%
CIB	2.2 +8%	14%	42.9% +1.3pp	0.8 +18%	21.6% +3.1pp	c.20%
WEALTH	1.0 +14%	6%	36.5% -1.4pp	0.5 +28%	68.0% -2.1pp	c.60%
					PagoNxt EBITDA margin	
PAYMENTS	1.4 +15%	9%	43.9% -4.5pp	0.1 +30%	28.6% +11.6pp	>30%
					RoTE post-AT1	
GROUP	15.5 +5%		41.8% -0.8pp	3.4 +24%	15.8% +1.7pp	c.16.5%

Note: YoY changes in constant euros. The 2024 global business series have been slightly modified. These adjustments do not affect Group results. For more information, see the Appendix and the Quarterly financial report. Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses' RoTEs are adjusted based on Group's deployed capital; targets have been adjusted for AT1 costs.

Retail & Commercial Banking's attributable profit grew 28% to €1,902 million driven by revenue growth across most countries, lower costs and sound credit quality. The total number of customers increased by eight million and the efficiency ratio improved by over 1.3 percentage points to 39.4%, resulting in higher profitability with a RoTE of 17.6% post-AT1. Loans fell 1% in line with our strategic focus on profitability, with deposits growing by 2%. The bank continued to simplify its product portfolio, reducing the number of products by 40% in the last twelve months.

Digital Consumer Bank's attributable profit grew 6% to €492 million on the back of net interest income growth both in Europe and the US and good cost control. The efficiency ratio stood at 41.9% and the cost of risk was stable at 2.14%, as a good performance in the US balanced out higher provisions in Europe. Loans increased 4%, with solid growth in auto across most markets, and deposits rose 12%, in line with the bank's strategy to reduce funding costs and net interest income volatility through the interest rate cycle. The bank formally launched Openbank in Mexico with a full value proposition to compete with other neobanks. In the US, Openbank has already gathered over $3.5 billion deposits from over 90,000 customers and announced a multi-year partnership with Verizon to offer its customers high-yield savings accounts.

CIB reported record quarterly attributable profit of €806 million (+18%) on the back of record revenue of €2,220 million (+8%) with record fee income. CIB saw particularly strong performance in Global Markets with growth across all regions and Corporate Finance in the US. Santander CIB's strategic focus on fee generation and capital-light

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 business further improved profitability, with a RoTE of 21.6% post-AT1, while also helping to maintain one of the best efficiency ratios among peers. Wealth Management & Insurance, which includes the group’s private banking, asset management and insurance businesses, increased its attributable profit 28% to €471 million, benefitting from solid revenue performances across businesses. Assets under management (AuMs) reached new record levels with €511 billion, backed by positive commercial dynamics, both in Private Banking (+9% growth in customers) and Santander Asset Management (+14% AuMs), and positive market performance. Payments generated an attributable profit of €126 million, up 30% due to the double-digit growth in net interest income and net fee income, with flat costs, partially offset by the increase in provisions in Cards in Brazil and Mexico. The cost per transaction in PagoNxt has improved 6% to €3.3 cents after growing the number of transactions by 10% to 3.5 billion per month. In PagoNxt, the EBITDA margin increased 11.6 percentage points to 28.6% and the total payments volume in the merchant payments business (Getnet) increased 14% to €56 billion. In PagoNxt Payments, the number of transactions account to account with the Payment Hub platform was 454 million, triple the volume a year ago (159 million). Spending in the Cards business was 7% higher, reaching €81 billion, while the number of cards managed by the group increased 3% worldwide to 106 million. Revenue from the cards business increased 13%, with a RoTE of 19.2% post-AT1. Banco Santander is one of the largest banks in the world with 207,000 employees serving 175 million customers, 3.4 million shareholders, and a market capitalization at the end of the March of €93.9 billion.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales- suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q1 2025 Financial Report, published on 30 April 2025 (https://www.santander.com/en/shareholders-and- investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “ambition”, “aspiration”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development and shareholder remuneration policy. While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, the important factors below (and others described elsewhere in the documents mentioned above), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward- looking statements anticipate, expect, project or assume: (a) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; (b) climate-related conditions, regulations, targets and weather events (c) exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (d) potential losses from early loan repayment, collateral depreciation or counterparty risk; (e) political instability in Spain, the UK, other European countries, Latin America and the US; (f) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK's exit from the European Union and greater regulation prompted by financial crises; (g) acquisition integration and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (f) uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; (g) our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (h) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9 underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    30 April 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer